UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2023

(Report No. 4)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Preliminary Unaudited Financial Estimates as of and for Year Ended December 31, 2022

On February 28, 2023, G Medical Holdings Innovations Ltd. (the “Company”) announced a preview of its preliminary unaudited financial information as of and for the year ended December 31, 2022.

The Company’s preliminary unaudited cash and cash equivalents as of December 31, 2022 were approximately $295 thousand. The Company’s preliminary unaudited revenue for the year ended December 31, 2022 was approximately $4.4 million and estimated preliminary unaudited revenue from discontinued operations for the year ended December 31, 2022 was approximately $361 thousand.

This preliminary unaudited financial information is based upon the Company’s estimates and has been prepared solely on the basis of information that is currently available to, and that is the responsibility of, the Company’s management. The Company’s independent registered public accounting firm has not audited or reviewed and does not express an opinion with respect to this information. This preliminary unaudited financial information is not a comprehensive statement of the Company’s cash and cash equivalents as of December 31, 2022 or its revenue for the year ended December 31, 2022 and remains subject to, among other things, the completion of the Company’s financial closing procedures, final adjustments that may result from the completion of such procedures, and completion of the audit for the year ending December 31, 2022, which may materially impact the results and expectations set forth above. As a result, this preliminary unaudited financial information may differ from the actual results that will be reflected in our results of operations and financial position as of and for the year ended December 31, 2022 when they are completed and publicly disclosed. This preliminary unaudited financial information may change. Accordingly, you should not place undue reliance upon these preliminary unaudited estimates.

Resignation of Director

On February 27, 2023, the Company received notice from Dr. Brendan de Kauwe which stated his resignation as a member of the Company’s board of directors effective on February 1, 2023. Dr. de Kauwe’s resignation was not due to any disagreements with the Company, management, the board of directors or any committee thereof or with respect to any matter regarding the Company’s operations, policies or practices.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063), filed with the Securities and Exchange Commission (the “SEC”), to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward looking statements in this Report of Foreign Private Issuer on Form 6-K when it discusses its preliminary unaudited financial information as of and for the year ended December 31, 2022. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of the Company could differ materially from those described in or implied by the statements in this Report of Foreign Private Issuer on Form 6-K. The forward-looking statements contained or implied in this Report of Foreign Private Issuer on Form 6-K are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022 and other filings made with the SEC, which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date hereof, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: February 28, 2023	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

3